FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

This First Amendment to Stock Purchase Agreement (this "Amendment") is entered into on April 2, 2007, among Euronet Payments & Remittance, Inc., a North Carolina corporation (the "Buyer"), Euronet Worldwide, Inc., a Delaware corporation and the owner of all of the capital stock of the Buyer ("Parent"), the Fred Kunik Family Trust, a California trust (the "Kunik Trust") and the Irving Barr Living Trust, an Illinois trust (the "Barr Trust" and, collectively with the Kunik Trust, the "Seller").

On November 21, 2006, the parties entered into a Stock Purchase Agreement (the "Original Stock Purchase Agreement"). The parties desire to amend the Original Stock Purchase Agreement as provided herein.

Accordingly, the parties hereby agree as follows:

1.        Barr Trust Incorrectly Referred to as a California Trust. The Barr Trust incorrectly referred to itself in the Original Stock Purchase Agreement as a California trust. The Barr Trust hereby certifies to the other parties that it is actually an Illinois trust. All references in the Original Stock Purchase Agreement to the Barr Trust as a California trust are hereby amended to refer to the Barr Trust as an Illinois trust. The Barr Trust hereby reaffirms its agreement to be bound by the Original Stock Purchase Agreement and this Amendment notwithstanding the reference in the Original Stock Purchase Agreement to the Barr Trust as a California trust.

2.            Tax Elections and Allocations. The first three words of Section 1.8(b) of the Original Stock Purchase Agreement (i.e., "Prior to Closing") are hereby replaced with the following phrase: "Promptly after the Closing".

3.            Purchase of Foreign Subsidiaries. As contemplated by Section 1.10 of the Original Stock Purchase Agreement, certain foreign Affiliates of Buyer and Parent will be purchasing the Equity Securities of certain foreign Subsidiaries of the Company (in particular, those in Australia, Spain and Italy). It is anticipated that the closing of these foreign purchase transactions will occur either prior to the Closing Date or on the Closing Date but prior to the Closing. In order to provide for the timely receipt of the funds necessary to effectuate these foreign purchase transactions certain administrative steps must be taken on the date hereof by Buyer, Parent and their applicable foreign Subsidiaries. These administrative steps will result in funds being sent in advance of the closing of these foreign purchase transactions. Accordingly, if the Closing does not occur on or before April 10, 2007, the Seller will immediately cause the Company and its Affiliates to return all amounts received by any of them on account of these foreign purchase transactions plus any interest actually earned thereon.

4.            Construction. Unless otherwise defined herein, capitalized terms used herein have the meanings set forth in the Original Stock Purchase Agreement. The terms of this Amendment amend and modify the Original Stock Purchase Agreement as if fully set forth in the Original Stock Purchase Agreement. If there is any conflict between the terms, conditions and obligations of this Amendment and the Original Stock Purchase Agreement, the terms, conditions and obligations of this Amendment will control.

Each of the parties hereto has caused this First Amendment to Stock Purchase Agreement to be executed on the date first set forth above.

SELLER	BUYER

Fred Kunik Family Trust	Euronet Payments & Remittance, Inc.

/s/ Fred Kunik
By: Fred Kunik, Trustee	By:	/s/ Eric Mettemeyer
Name: Eric Mettemeyer
Title: Treasurer

Irving Barr Living Trust

/s/ Irving Barr	PARENT
By: Irving Barr, Trustee
Euronet Worldwide, Inc.

	By:	/s/ Michael J. Brown
Name: Michael J. Brown
Title: Chief Executive Officer

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